Exhibit 99.4

FF304 vPage 1 of 71.2.4Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks)Instrument: Equity issuerStatus: New SubmissionName of Issuer: MINISO Group Holding LimitedDate Submitted: 03 November 2022Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the Main Board Listing Rules) / rule 17.27A of the GEM Rules (the GEM Listing Rules) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Exchange) Section I 1. Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note 11) Yes Stock code (if listed) 09896 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/premium of issue price to market price (Note 7) Opening balance as at (Note 2)01 November 2022 1,266,986,555 1).Repurchase of shares (or other securities) but not cancelledRepurchase of 15,000 American depository shares (representing 60,000 ordinary shares) on October 11, 2022 U.S. time Date of changes11 October 2022 60,000% % 2).Repurchase of shares (or other securities) but not cancelledRepurchase of 10,000 American depository shares (representing 40,000 ordinary shares) on October 12, 2022 U.S. time Date of changes12 October 2022 40,000% % 3).Repurchase of shares (or other securities) but not cancelledRepurchase of 65,405 American depository shares 261,620% %

FF304 vPage 2 of 71.2.4 (representing 261,620 ordinary shares) on October 13, 2022 U.S. time Date of changes13 October 2022 4).Repurchase of shares (or other securities) but not cancelledRepurchase of 73,500 American depository shares (representing 294,000 ordinary shares) on October 14, 2022 U.S. time Date of changes14 October 2022 294,000% % 5).Repurchase of shares (or other securities) but not cancelledRepurchase of 95,000 American depository shares (representing 380,000 ordinary shares) on October 19, 2022 U.S. time Date of changes19 October 2022 380,000% % 6).Repurchase of shares (or other securities) but not cancelledRepurchase of 84,005 American depository shares (representing 336,020 ordinary shares) on October 20, 2022 U.S. time Date of changes20 October 2022 336,020% % 7).Repurchase of shares (or other securities) but not cancelledRepurchase of 21,007 American depository shares (representing 84,028 ordinary shares) on October 21, 2022 U.S. time Date of changes21 October 2022 84,028% % 8).Repurchase of shares (or other securities) but not cancelledRepurchase of 109,000 American depository shares (representing 436,000 ordinary shares) on October 24, 2022 U.S. time Date of changes24 October 2022 436,000% % 9).Repurchase of shares (or other securities) but not cancelledRepurchase of 47,000 American depository shares (representing 188,000 ordinary shares) on October 25, 2022 U.S. time 188,000% %

FF304 vPage 3 of 71.2.4 Date of changes25 October 2022 10).Repurchase of shares (or other securities) but not cancelledRepurchase of 45,000 American depository shares (representing 180,000 ordinary shares) on October 26, 2022 U.S. time Date of changes26 October 2022 180,000% % 11).Repurchase of shares (or other securities) but not cancelledRepurchase of 46,900 American depository shares (representing 187,600 ordinary shares) on October 27, 2022 U.S. time Date of changes27 October 2022 187,600% % 12).Repurchase of shares (or other securities) but not cancelledRepurchase of 70,000 American depository shares (representing 280,000 ordinary shares) on October 28, 2022 U.S. time Date of changes28 October 2022 280,000% % 13).Repurchase of shares (or other securities) but not cancelledRepurchase of 48,600 American depository shares (representing 194,400 ordinary shares) on October 31, 2022 U.S. time Date of changes31 October 2022 194,400% % 14).Repurchase of shares (or other securities) but not cancelledRepurchase of 43,800 American depository shares (representing 175,200 ordinary shares) on November 1, 2022 U.S. time Date of changes01 November 2022 175,200% % 15).Repurchase of shares (or other securities) but not cancelledRepurchase of 30,000 American depository shares (representing 120,000 ordinary shares) on November 2, 2022 U.S. time Date of changes02 November 2022 120,000 0.009471% %

FF304 vPage 4 of 71.2.4 Closing balance as at (Note 8)02 November 2022 1,266,986,555

FF304 vPage 5 of 71.2.4 We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, closing market price per share of the immediately preceding business day should be construed as closing market price per share of the business day on which the shares were last traded. 6. In the context of a repurchase of shares: ■ issues of shares should be construed as repurchases of shares; and

FF304 vPage 6 of 71.2.4 ■ issued shares as a % of existing number of shares before relevant share issue should be construed as repurchased shares as a % of existing number of shares before relevant share repurchase. 7. In the context of a redemption of shares: ■ issues of shares should be construed as redemptions of shares; ■ issued shares as a % of existing number of shares before relevant share issue should be construed as redeemed shares as a % of existing number of shares before relevant share redemption; and ■ issue price per share should be construed as redemption price per share. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. Identical means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 vPage 7 of 71.2.4Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note) Yes Stock code (if listed) 09896 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1).02 November 2022 120,000 On another stock exchangeNew York Stock Exchange USD1.4975 USD1.4375 USD177,100 Total number of securities purchased 120,000Total paid $ USD177,100 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)(a) 3,382,868 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue 0.276025 % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated June 30, 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.Remarks: The "Exchange" mentioned in B above includes both The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.Submitted by: Ye Guofu(Name) Title: Director(Director, Secretary or other Duly Authorised Officer)